Exhibit 99.1

Spark Networks SE Reports First Half 2018 Results

BERLIN, Aug. 30, 2018 /PRNewswire/ -- Spark Networks SE (NYSE American: LOV), one of the world's leading online dating platforms, leveraging premium, complementary brands including EliteSingles, eDarling, Jdate, Christian Mingle, JSwipe, SilverSingles, and Attractive World reported its first half 2018 financial results today.

"We've had a very productive first half of the year and our growth initiatives are all working well," said Jeronimo Folgueira, Chief Executive Officer of Spark Networks SE. "Our growth strategy remains focused on EliteSingles, our newly added Jdate, JSwipe and Christian Mingle brands, and the recently launched SilverSingles brand. All three of these areas performed well in the first half of the year and we expect to carry our current momentum through the second half of 2018 and into 2019.

"Our largest brand, EliteSingles, continues to grow nicely. For the last three years, expanding Elite's presence in North America has been a top company priority, and the first half of 2018 was no different. On a constant currency basis Elite North America grew in excess of 16% year over year. This growth was offset by a 12% F/X headwind as the Euro strengthened significantly versus the US Dollar in the first half of 2018, resulting in 4% year over year revenue growth for Elite North America on a reported basis. While we are pleased to see the continued growth of Elite in North America, we are even more excited about our ability to drive an acceleration in subscriber KPIs as Elite's North American brand recognition continues to grow. We have seen a pattern in many of Elite's more mature European markets where increased brand awareness and network size have created a virtuous cycle of marketing efficiency and revenue growth. Our experience in these markets gives us confidence that we are nearing a positive inflection point for the growth and profitability of EliteSingles North America.

"We are committed to driving stability, and ultimately growth within the Jdate, JSwipe and Christian Mingle brands following the close of the merger. Our initial work has focused on increasing the monetization of these brands, and we have seen monthly Average Revenue Per User, or ARPU, increase by over 5% since the merger closed. These ARPU improvements helped drive stable revenue in local currency throughout the first half of 2018. Further, we remain confident that the improvement in ARPU, in combination with the other product, marketing and conversion improvements we have implemented will allow us to grow revenue for these brands in the fourth quarter of 2018 and into 2019.

"Our newest brand, SilverSingles, is off to a great start since launching in December 2017. SilverSingles is growing consistently each month, and exited the first half of 2018 with over 35,000 paying subscribers and 8% of our total revenue in the month of June. Two thirds of SilverSingles' revenue is generated in North America. We invested nearly €7 million in SilverSingles direct marketing in the first half of the year, resulting in a roughly €4 million net loss in the reported financials this period. This significant investment was the result of the strong marketing KPIs SilverSingles has demonstrated since launch. Going forward, we are confident that the brand will be at least cash flow break-even in the second half of 2018 and break-even on an Adjusted EBITDA basis in 2019. With our biggest investment period now behind us and the brand continuing to perform, we are very optimistic about the long term revenue and profitability potential of SilverSingles, particularly within North America.

"In short, we continue to see opportunities to deploy growth capital with attractive returns. While there is a lot of work left to do at Spark, it's encouraging to see results that confirm our growth initiatives are working. We are very excited by our performance thus far in 2018 and are confident that we can continue to grow the business into 2019 and beyond."

Key Metrics - Half Year

	Six months ended			Growth Rates %
	6/30/2018	12/31/2017	6/30/2017	1st Half 2018 vs.
	1st Half 2018	2nd Half 2017	1st Half 2017	2nd Half 2017	1st Half 2017
Revenue	€53.0 Million	€43.5 Million	€42.1 Million	21.8%	25.9%
Contribution[1]	€20.4 Million	€17.5 Million	€14.6 Million	16.5%	39.7%
Net loss	€(1.1) Million	€(3.9) Million	€(1.7) Million	(70.4)%	(32.7)%
Adjusted EBITDA[2]	€2.4 Million	€4.2 Million	€2.4 Million	(42.6)%	2.6%
Cash Balance	€8.1 Million	€8.2 Million	€6.7 Million	(2.0)%	19.8%
Total Registrations[3]	5,352,521	4,329,541	4,122,092	23.6%	29.8%
Avg. Paying Subs[4]	489,024	393,979	364,825	24.1%	34.0%
Monthly ARPU[5]	€ 18.07	€ 18.41	€ 19.24	(1.8)%	(6.1)%

Six Months Ended June 30, 2018 Financial Results

Revenue: For the six months ended June 30, 2018, total revenue was €53.0 million, an increase of 25.9% compared to the six months ended June 30, 2017, and a 21.8% increase from the six months ended December 31, 2017. The year over year growth was attributable to the 34.0% increase in the number of average paying subscribers offset by the 6.1% decrease in Monthly ARPU. Spark contributed 91.3% of the year over year revenue increase through the addition of Jdate, JSwipe and Christian Mingle following the close of the Affinitas / Spark Merger in November 2017.

Revenue in the six months ended June 30, 2018 includes €9.9 million of post-merger revenue from Spark, net of a €289 thousand write-off of contract liabilities relating to the Affinitas / Spark Merger.

Contribution: Contribution was €20.4 million for the six months ended June 30, 2018, an increase of 39.7% compared to the six months ended June 30, 2017, and a 16.5% increase from the six months ended December 31, 2017. Our contribution margin increased to 38.5% from 34.7% in the six months ended June 30, 2017, and decreased from 40.3% in the six months ended December 31, 2017. The margin expansion year over year was primarily driven by revenue growth in North America. North America contribution margin increased to 36.4% from 15.8% in the six months ended June 30, 2017 and from 36.0% in the six months ended December 31, 2017.

Contribution in the six months ended June 30, 2018 includes €8.2 million of post-merger contribution from Spark, net of a €289 thousand write-off of contract liabilities relating to the Affinitas / Spark Merger.

Net Loss: Net Loss was €(1.1) million in the six months ended June 30, 2018, a €557 thousand reduction from the Net Loss in the six months ended June 30, 2017 and a €2.7 million reduction from the Net Loss in the six months ended December 31, 2017. The reduction in Net Loss was primarily due to year over year and sequential increases in revenue and contribution driven by the addition of Jdate and Christian Mingle following the Affinitas / Spark Merger in November 2017.

Adjusted EBITDA: For the six months ended June 30, 2018, Adjusted EBITDA was €2.4 million, an increase of €62 thousand versus the six months ended June 30, 2017, and a decrease of €1.8 million from the six months ended December 31, 2017.

Cash: On June 30, 2018, the Company had €8.1 million in cash and cash equivalents, compared to €6.7 million at June 30, 2017. On June 30, 2018, the Company had €14.0 million of debt outstanding.

Financial Outlook

The Company is transitioning from US Dollar denominated guidance to Euro denominated guidance to better align with its Euro denominated financial reporting.

In our last earnings call in late April, we shared US Dollar denominated Revenue and Adj. EBITDA ranges for 2018 of $127 to $133 million and $13 to $18 million, respectively. These ranges assumed the US Dollar to Euro exchange rate at the time of the announcement of $1.23 per Euro. The implied Euro denominated 2018 guidance ranges would therefore have been:

  Revenue of approximately €103 to €108 million
  Adjusted EBITDA of approximately €10.5 to €14.5 million

With current exchange rates now at $1.17 dollars per Euro, or 5% lower than when we last provided guidance, we think it is important to reflect these lower exchange rates into our expectations.

New Second Half 2018

  Revenue of €53.5 to €56.5 million
  Adjusted EBITDA of €6.5 to €9.5 million

The second half 2018 outlook implies year over year revenue growth of 6% at the mid-point of the range and nearly five percentage points of Adjusted EBITDA margin expansion when compared to second half 2017 pro forma combined Revenue and Adjusted EBITDA of €51.9 million and €5.1 million, respectively.

New Full Year 2018

  Revenue of €106.5 to €109.5 million
  Adjusted EBITDA of €8.9 to €11.9 million

Preliminary 2019 Outlook

  Revenue growth rates in the mid- to high single digits
  A one to three percentage point increase in Adjusted EBITDA margin versus 2018

SPARK NETWORKS SE
SEGMENT[6] RESULTS FROM OPERATIONS
(Revenue, Direct Marketing and Contribution figures in € thousands)

	Six months ended			Growth Rates %
	6/30/2018	12/31/2017	6/30/2017	1st Half 2018 vs.
	1st Half 2018	2nd Half 2017	1st Half 2017	2nd Half 2017	1st Half 2017
# of Registrations
North America	2,133,705	1,233,455	1,055,581	73.0%	102.1%
International	3,218,816	3,096,086	3,066,511	4.0%	5.0%
Total # of Registrations	5,352,521	4,329,541	4,122,092	23.6%	29.8%

Average Paying Subscribers
North America	178,101	97,786	69,953	82.1%	154.6%
International	310,923	296,193	294,872	5.0%	5.4%
Total Average Paying Subscribers	489,024	393,979	364,825	24.1%	34.0%

Monthly ARPU
North America	€21.47	€22.87	€26.58	(6.1)%	(19.2)%
International	€16.12	€16.94	€17.50	(4.8)%	(7.9)%
Total Monthly ARPU	€18.07	€18.41	€19.24	(1.8)%	(6.1)%

Total Net Revenue
North America	€22,939	€13,419	€11,155	70.9%	105.6%
International	€30,075	€30,102	€30,961	(0.1)%	(2.9)%
Total Net Revenue	€53,014	€43,521	€42,116	21.8%	25.9%

Direct Marketing
North America	€14,585	€8,585	€9,395	69.9%	55.2%
International	€18,000	€17,394	€18,095	3.5%	(0.5)%
Total Direct Marketing	€32,585	€25,979	€27,490	25.4%	18.5%

Contribution
North America	€8,354	€4,834	€1,760	72.8%	374.7%
International	€12,075	€12,708	€12,866	(5.0)%	(6.1)%
Total Contribution	€20,429	€17,542	€14,626	16.5%	39.7%

SPARK NETWORKS SE
UNAUDITED PRO FORMA FINANCIAL INFORMATION
(in € thousands)

	Six months ended June 30,
(in € thousands)	2018 (actual)	2017 (pro forma)
Revenue(7)	53,014	54,915
Net loss(7)	(1,147)	(3,454)

The following table presents certain selected information and Adjusted EBITDA(2) for the unaudited pro forma periods presented:

	Six months ended June 30,
(in € thousands)	2018 (actual)	2017 (pro forma)
Net loss	(1,147)	(3,454)
Net finance expenses	564	33
Income tax benefit	(1,240)	1,285
Depreciation and amortization	1,637	4,784
Impairment of intangibles	—	47
Share-based compensation	1,777	691
Non-recurring costs	841	103
Adjusted EBITDA(2)	2,432	3,489

	Six months ended June 30,
Summary of non-recurring costs (in € thousands)	2018 (actual)	2017 (pro forma)
Contract liabilities write-offs	289	—
Transaction and advisory fees	264	—
Merger integration costs	14	—
Severance costs	274	103
Total adjustments	841	103

Investor Conference Call

The Group will discuss its financial results during a live teleconference today at 8:30 a.m. Eastern time.

Toll-Free (United States):	1-877-705-6003
Toll-Free (Germany):	0-800-182-0040
International:	1-201-493-6725

In addition, the Group will host a webcast of the call which will be accessible in the Investor Relations section of the Group's website at http://investor.spark.net.

A replay will begin approximately three hours after completion of the call and run until September 13, 2018.

Replay
Toll-Free (United States):	1-844-512-2921
International:	1-412-317-6671
Passcode:	13682333

Safe Harbor Statement:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements.

Any statements in this press release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, the risk that the benefits from the Affinitas / Spark Merger may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to disruption of management's attention from Spark Networks' ongoing business operations due to the transaction; the ability of Spark Networks to retain and hire key personnel, operating results and business generally; Spark Networks' ability to continue to control costs and operating expenses; Spark Networks' ability to achieve the intended cost savings; the ability to promptly and effectively integrate the businesses of Spark Networks, Inc. and Affinitas GmbH; Spark Networks' ability to generate cash from operations, lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; Spark Networks' ability to raise outside capital and to repay debt as it comes due; Spark Networks' ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks' competitors; Spark Networks' ability to maintain strong relationships with branded channel partners; changes in Spark Networks' share price due to broader stock market movements and the performance of peer group companies; Spark Networks' ability to enforce intellectual property rights and protect their respective intellectual property; general competition and price measures in the market place; general economic conditions; and the other concerns. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Group's filings with the Securities and Exchange Commission ("SEC"), and in the Group's other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Spark Networks SE:

Spark Networks SE is a leading global dating company with a portfolio of premium brands designed for singles seeking serious relationships. These brands include EliteSingles, Jdate, Christian Mingle, SilverSingles, eDarling, JSwipe and Attractive World. Formed in 2017 through the merger of Affinitas GmbH and Spark Networks, Inc., the company has a presence in 29 countries worldwide and is publicly listed on the NYSE American exchange under the ticker symbol "LOV."

For More Information

Investors:
Robert O'Hare
Chief Financial Officer
rohare@spark.net

1 Contribution is defined as revenue, net of credits, less direct marketing. Direct Marketing is defined as online and offline advertising spend, and is included within Cost of Revenue within the Group's Consolidated Statements of Operations and Comprehensive Loss.

2 Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance, including: (i) non-cash items such as share-based compensation, asset impairments, non-cash currency translation adjustments and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs, and (iii) discontinued operations. Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS. A reconciliation of the Adjusted EBITDA for the six months ended June 30, 2018 and June 30, 2017 can be found in the table below.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, share-based compensation, impairment of intangibles, and non-recurring costs.

3 Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.

4 Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

5 Monthly Average Net Revenue Per User, or Monthly ARPU, represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

6 In accordance with segment reporting guidance, the Group's financial reporting includes detailed data on two separate operating segments. The North America segment consists of operations in the United States and Canada, and the International segment consists of all other operations except for the United States and Canada.

7 The unaudited pro forma financial information presents the combined results of the Company and Spark as if these mergers and acquisitions had occurred on January 1, 2017. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only. This presentation is not necessarily indicative of the results that would have been achieved had the acquisitions actually occurred on January 1, 2017.

SPARK NETWORKS SE
CONSOLIDATED BALANCE SHEETS
(unaudited, in € thousands)

	June 30, 2018	December 31, 2017
ASSETS
Non-current assets	49,163	47,148
Intangible assets	35,772	35,136
Internally generated software	3,083	3,503
Licenses and domains	138	128
Brands and trademarks	4,918	4,917
Intangible assets under development	2,291	1,090
Other intangible assets	1,586	2,314
Goodwill	23,756	23,184
Property, plant and equipment	2,194	2,082
Leasehold improvements	157	186
Other and office equipment	346	373
Property, plant and equipment under construction	1,691	1,523
Other non-current financial assets	94	23
Other non-current non-financial assets	41	—
Non-current tax receivable	440	—
Deferred tax assets	10,622	9,907
Current assets	22,119	22,034
Current trade and other receivables	13,683	13,820
Trade receivables	6,589	6,814
Other current financial assets	2,725	3,156
Other assets	4,369	3,850
Current tax receivable	383	—
Cash and cash equivalents	8,053	8,214
TOTAL ASSETS	71,282	69,182
SHAREHOLDER'S EQUITY AND LIABILITIES
Shareholder's equity	21,076	19,477
Subscribed capital	1,317	1,317
Capital reserves	49,019	48,877
Share-based payment reserve	4,524	2,747
Accumulated deficit	(33,728)	(32,581)
Accumulated other comprehensive income	(56)	(883)
Non-current liabilities	10,927	765
Non-current borrowings	10,129	—
Other non-current provisions	17	17
Other non-current financial liabilities	25	—
Deferred tax liabilities	745	725
Non-current contract liabilities	11	23
Current liabilities	39,279	48,940
Current borrowings	3,873	5,850
Other current provisions	1,126	1,159
Current trade and other payables	12,568	21,291
Trade payables	10,177	11,489
Other current financial liabilities	442	6,515
Other liabilities	1,949	3,287
Current income tax liabilities	409	286
Current contract liabilities	21,303	20,354
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	71,282	69,182

SPARK NETWORKS SE
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in € thousands, except per share data)

	Six months ended June 30,
	2018	2017

Revenue	53,014	42,116
Cost of revenue	(37,350)	(29,039)
Gross profit	15,664	13,077
Other income	24	49
Other operating expenses	(17,511)	(15,100)
Sales and marketing expenses	(2,457)	(2,765)
Customer service expenses	(2,348)	(2,195)
Technical operations and development expenses	(3,374)	(2,764)
General and administrative expenses	(9,332)	(7,376)
Operating loss	(1,823)	(1,974)
Interest income and similar income	214	73
Interest expense and similar charges	(778)	(419)
Net finance expenses	(564)	(346)
Loss before taxes	(2,387)	(2,320)
Income tax benefit	1,240	616
Net loss	(1,147)	(1,704)
Other comprehensive income	827	—
Total comprehensive loss	(320)	(1,704)
Net (loss) earnings per share
Basic (loss) earnings per share (€)	(0.89)	(68.16)
Diluted (loss) earnings per share (€)	(0.89)	(68.16)

Reconciliation of Net (Loss)/Profit to Adjusted EBITDA:
Net loss	(1,147)	(1,704)
Net finance expenses	564	346
Income tax benefit	(1,240)	(616)
Depreciation and amortization	1,637	1,505
Impairment of intangibles	—	25
Share-based compensation	1,777	376
Non-recurring costs	841	2,438
Adjusted EBITDA	2,432	2,370

Summary of non-recurring costs:
Contract liabilities write-offs	289	—
Transaction and advisory fees	264	2,335
Merger integration costs	14	—
Severance costs	274	103
Total adjustments	841	2,438